January 24, 2011

Mark Webb – Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated January 12, 2011 North Valley Bancorp – File No. 000-10652

Dear Mr. Webb,

We are in receipt of your comment letter dated January 12, 2011 and have prepared this response to the specific inquiries included in your letter. Your comment letter referenced the following items:

•	Form 10-K Item 1. Business, page 5
•	Form 10-Q as of September 30, 2010, Financial Statements Note B – Investment Securities, page 8
•	Form 10-Q as of September 30, 2010, Management’s Discussion and Analysis, page 17. Impaired, Nonaccrual, Past Due and Restructured Loans and Leases and Other Nonperforming Assets, page 27.

Form 10-K
Item 1. Business, page 5

1.
In future filings include a discussion of your market area that includes material demographic information such as population trends regarding growth, age and per capita income and name the major employers and the primary types of employment in your market areas.

We will expand our discussion in our Form 10-K for the year ended December 31, 2010 and future periods to include the above information in Item 1 – Business.

2.	In future filings disclose here or in your MD&A:

•	The risks inherent in your various loan types, noting which are higher risk,
•	The underwriting policies for the loan types, and
•	The interest rate terms, fixed or variable, of your loans

We will expand our discussion in our future filings to include the above items in our MD&A.

Form 10-Q as of September 30, 2010
Financial Statements
Note B – Investment Securities, page 8

3.
We note significant unrealized losses related to your two corporate debt securities at September 30, 2010. We also note your disclosure stating you have the “ability to hold securities…until recovery of value.” Please tell us and revise future filings to state whether you have the intent to sell the debt securities, or whether it is more likely than not that you will be required to sell the debt securities prior to their anticipated recovery. Please refer to ASC Topic 320-10-35.

It is not our intent to sell the securities nor is it more likely than not we will be required to sell the debt securities. We do intend to hold these securities and expect a full recovery of value. The two corporate debt securities are each a $3,000,000 single-issuer trust preferred security issued by two separate large publicly-traded financial institutions. The issuers have been current on all payments on the securities and do not have a history of default. The securities values decreased two years ago and remained in a significant loss position due to the uncertainty in the economy, specifically the financial markets, and the “drying-up” of the trust preferred market. However, both issuers have recorded large profits and each is expected to reinstate their dividends in 2011. The securities are valued at a loss position but their value has increased over the last two years as economic and other market conditions have improved. Currently, these securities are in an unrealized loss position because of their yield compared to the other similar security instruments in the market. The securities are tied to a short-term interest rate (3-month LIBOR) and have a spread over that (75 bps and 95 bps, respectively). Their respective yields right now are 1.05% and 1.25%. However, buying of floating rate securities has increased as of late as investors are anticipating a shift in the yield curve. We will revise our future filings accordingly, to state whether we have the intent to sell the debt securities, or whether it is more likely than not that we will be required to sell the debt securities prior to their anticipated recovery.

4.
We further note on page 79 of your Form 10-K as of December 31, 2009, which states that you determine the fair value of your investment securities by “quoted market prices, quoted market prices for similar securities and indications of value provided by brokers.” On page 64 of the Form 10-K you state that the unrealized losses on the Company’s investment in corporate debt securities was caused by the illiquidity in the trust preferred securities market and is not attributable to changes in credit quality. Please tell us and revise future filings to further clarify the nature of these securities and disclose how you determine the fair value of your corporate debt securities during the periods presented. This should include a discussion that can assist users of financial statements in understanding the significant inputs used in determining the cash flows expected to be collected, as well as a roll-forward of that amount each period. Your discussion should identify the key assumptions (i.e. discount rate, deferrals and defaults, recovery rate, etc.) and explain how you determined the assumptions were appropriate and consistent with the guidance in ASC Topic 320-10-35. Please also tell us and revise future filings to disclose whether you considered the specific collateral underlying each individual security and whether you had different estimates of deferrals and defaults for each security. We may have further comments upon review of your response.

There is a current active market for securities such as ours, and although they trade at a loss position, that is due to the yield of the security rather than an embedded credit issue with the securities. Both of these securities have quoted market prices and that is our basis for determining their fair value. The two corporate debt securities are each a $3,000,000 single-issuer trust preferred security issued by two separate large publicly-traded financial institutions. During 2008, the trust preferred securities market “dried-up” as many issuers defaulted on their securities, and caused values of all similar securities to decrease (although there were credit quality concerns across the industry, we did not believe the issuers of our securities were at risk of default). As the yield curve shifts up, the value of our securities will increase accordingly. We will revise our future filings accordingly, in order to clarify the nature of these securities.

Form 10-Q as of September 30, 2010
Management’s Discussion and Analysis, page 17
Impaired, Nonaccrual, Past Due and Restructured Loans and Leases and Other Nonperforming Assets, page 27.

5.
Given your disclosures beginning on page 28 about significant increase in charge-offs, consider enhancing the disclosure surrounding how the trend of increasing charge-offs has impacted or is expected to impact the allowance. For example, consider disclosing:

•	The triggering events or other circumstances that impact the timing of when an allowance is established;

A loan is considered “impaired” and subject to the specific allowance requirements under ASC Topic 310 when it is determined there is a significant probability that the Bank will not receive payments of principal and interest according to the contractual terms of the loan agreement.

When such a determination is made for collateral dependent loans, an outside appraisal is ordered to determine the fair value of collateral.

•
A specific allowance is established based on the difference between the balance of the loan and the estimated net collateral value. Estimated net collateral value is based on the fair value of the collateral (per the appraisal) less estimated expenses for foreclosure, holding, and selling costs. The difference is considered the “collateral shortfall” amount.

•	The amount of the “collateral shortfall” will be maintained in the allowance until it is determined the amount is a “confirmed loss”.
•
Once determined to be a “confirmed loss” due to uncollectibility, the amount is charged to the Allowance for Loan and Lease Losses and credited to the loan so that the loan is carried at an amount equal to its estimated net collateral value until the underlying collateral can be transferred to the Bank’s “Other Real Estate Owned” or “Other Assets Owned” account.

When such a determination is made for unsecured loans, the full amount of the loan is reserved as a specific allowance.

•
Once determined to be a “confirmed loss” due to uncollectibility, the amount is charged to the Allowance for Loan and Lease Losses and credited to the loan so that the gross loan and related allowance are reduced to zero.

•	How the increasing level of charge-offs is factored in the determination of the different components of the allowance;

The Bank uses the loan loss history as one component of establishing the amount reserved for loans in the general loan loss reserve pool in accordance with ASC Topic 310. The Bank uses a rolling 8 quarter history of loan losses with 75% emphasis on the most recent 4 quarters and 25% emphasis on the most remote 4 quarters to determine loss components used in the determination of allowance for the general loan loss reserve pool. In addition, the Bank utilizes 9 qualitative factors including but not limited to economic trends, changes in trends of past due an nonaccrual loans, and the nature and volume of the loan portfolio.

•	How you define “confirmed loss” for charge-off purposes and how that impacts the level of your allowance.

A loss is considered confirmed when the loan to which it pertains is identified as uncollectible based on present value of expected cash flow of the borrower or a collateral shortfall on collateral dependent loans. All amounts identified as confirmed losses are charged to the Allowance for Loan and Lease Losses by the end of the month in which the determination is made.

6.
We note your disclosure stating the specific allowances are established when a loss is inherent in a particular loan. We further note that your specific allowance on impaired loans is minimal at September 30, 2010. Please confirm whether you use third-party appraisals to determine the fair value of the underlying collateral for all impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

We confirm that third-party appraisals are used to determine the fair value of underlying collateral for all impaired loans which are collateral dependent. We will revise our future filings to address the following points.

•	How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

New or updated appraisals are ordered on all impaired loans concurrently with their identification as impaired and on at least an annual basis thereafter. Subsequent to the initial impairment measurement, management reviews the appropriateness of values obtained from appraisals by comparing the assumptions and other market data used in the appraisal with current observable data that is indicative of a change in collateral value. Where possible, the same data source used in the appraisal is used for the subsequent evaluation period.

•
The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

The typical timing between the determination of impairment and receipt of appraisal is one-to-two months. A desktop evaluation is immediately performed on which the initial specific allowance is based. This amount is re-calculated once the appraisal is received and reviewed. To date, there have not been significant time lapses during this process.

•
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

During the third quarter of 2010, approximately $1,200,000 in additional charge-offs above the fair value of collateral were processed on loans determined to have current values below the values assigned in the last appraisals held based on internal review. The additional charge-off amounts were based on information from reliable sources, (such as broker indications, or purchase offers on similar properties in similar locations) regarding the amount the properties could reasonably bring in the current market.

7.
If you do not use external appraisers to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

We confirm that external third-party appraisers are used to determine the fair value of underlying collateral for all impaired loans which are collateral dependent.

******

In connection with our response above, we confirm and acknowledge that:

•	North Valley Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	North Valley Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (530) 226-2911 with any questions.

Sincerely,

/s/ Kevin R. Watson
Kevin R. Watson
Executive Vice President
Chief Financial Officer